# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aprea Therapeutics, Inc., CIK 0001781983
CUSIP: 03836J102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3805 Old Easton Road, Doylestown, Pennsylvania (PA), 18902
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001955982

## Reporting persons
- Soleus Private Equity Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above held directly by Soleus Private Equity Fund III, L.P. ("Soleus PE"). Soleus Private Equity GP III, LLC ("Soleus PE GP") is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, Soleus Capital Management, L.P. ("SCM") is the investment manager for Soleus PE and for Soleus Capital Master Fund, L.P. ("Master Fund"), and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC and of Soleus GP, LLC. Each of Mr. Levy, Soleus PE GP III, LLC, Soleus PE GP, SCM and Soleus GP, LLC disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the common stock, par value $0.001 per share ("Common Stock"), of Aprea Therapeutics, Inc. (the "Issuer"), that are issuable upon the exercise of pre-funded warrants to purchase shares of Common Stock ("PFW") and common warrants to purchase shares of Common Stock ("Common Warrants", and together with the PFW, the "Warrants") that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the Securities and Exchange Commission on March 16, 2026 (the "Form 10-K").
- Soleus Private Equity GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC and of Soleus GP, LLC. Each of Mr. Levy, Soleus PE GP III, LLC, Soleus PE GP, SCM and Soleus GP, LLC disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Soleus PE GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC and of Soleus GP, LLC. Each of Mr. Levy, Soleus PE GP III, LLC, Soleus PE GP, SCM and Soleus GP, LLC disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC ("Soleus Capital") is the sole general partner of Master Fund, Soleus Capital Group, LLC ("SCG") is the sole managing member of Soleus Capital, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC, SCG and Soleus GP, LLC. Each of Soleus PE GP, Soleus PE GP III, LLC, Soleus Capital, SCG, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by soleus PE and Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in this table are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC, SCG and Soleus GP, LLC. Each of Soleus PE GP, Soleus PE GP III, LLC, Soleus Capital, SCG, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Soleus PE and Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,271,080; sole dispositive power 0; shared dispositive power 1,271,080; aggregate amount beneficially owned 1,271,080 (9.99% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC, SCG and Soleus GP, LLC. Each of Soleus PE GP, Soleus PE GP III, LLC, Soleus Capital, SCG, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The shares reported in the table above consist of shares of the Common Stock of the Issuer that are issuable upon the exercise of the Warrants that are held by Soleus PE and Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the reporting persons as a result of the beneficial ownership limitations set forth in the Warrants.
  
  (3) The percentage set forth in Row 11 is calculated based upon 11,452,452 shares of Common Stock outstanding as of March 16, 2026, as set forth on the cover of the Form 10-K.

## Item 1. Issuer
Name of issuer: Aprea Therapeutics, Inc.
Address of issuer's principal executive offices: 3805 Old Easton Road, Doylestown, PA 18902

## Item 2. Person Filing
Name of person filing:
Soleus Private Equity GP III, LLC
Soleus Private Equity Fund III, L.P.
Soleus PE GP III, LLC
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Private Equity GP III, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Private Equity Fund III, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus PE GP III, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital Master Fund, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital Group, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital Management, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus GP, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Guy Levy c/o Soleus Capital Management, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Citizenship:
Soleus Private Equity GP III, LLC - Delaware
Soleus Private Equity Fund III, L.P. - Delaware
Soleus PE GP III, LLC - Delaware
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

Soleus Private Equity GP III, LLC - 1,271,080
Soleus Private Equity Fund III, L.P. - 1,271,080
Soleus PE GP III, LLC - 1,271,080
Soleus Capital Master Fund, L.P. - 1,271,080
Soleus Capital, LLC - 1,271,080
Soleus Capital Group, LLC - 1,271,080
Soleus Capital Management, L.P. - 1,271,080
Soleus GP, LLC - 1,271,080
Guy Levy - 1,271,080
Percent of class:
Soleus Private Equity GP III, LLC - 9.99%
Soleus Private Equity Fund III, L.P. - 9.99%
Soleus PE GP III, LLC - 9.99%
Soleus Capital Master Fund, L.P. - 9.99%
Soleus Capital, LLC - 9.99%
Soleus Capital Group, LLC - 9.99%
Soleus Capital Management, L.P. - 9.99%
Soleus GP, LLC - 9.99%
Guy Levy - 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Soleus Private Equity GP III, LLC - 1,271,080
Soleus Private Equity Fund III, L.P. - 1,271,080
Soleus PE GP III, LLC - 1,271,080
Soleus Capital Master Fund, L.P. - 1,271,080
Soleus Capital, LLC - 1,271,080
Soleus Capital Group, LLC - 1,271,080
Soleus Capital Management, L.P. - 1,271,080
Soleus GP, LLC - 1,271,080
Guy Levy - 1,271,080
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Soleus Private Equity GP III, LLC - 1,271,080
Soleus Private Equity Fund III, L.P. - 1,271,080
Soleus PE GP III, LLC - 1,271,080
Soleus Capital Master Fund, L.P. - 1,271,080
Soleus Capital, LLC - 1,271,080
Soleus Capital Group, LLC - 1,271,080
Soleus Capital Management, L.P. - 1,271,080
Soleus GP, LLC - 1,271,080
Guy Levy - 1,271,080

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Soleus Private Equity Fund III, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus Private Equity GP III, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus PE GP III, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/01/2026)
- Guy Levy: /s/ Guy Levy, Guy Levy (04/01/2026)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)